FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

SECOND CALL NOTICE TO THE EXTRAORDINARY GENERAL MEETING

The shareholders of Companhia Brasileira de Distribuição (“Company” or “GPA”) are hereby called to the Extraordinary General Meeting (“Meeting”) to be held, on second call, exclusively by digital means on January 22, 2024, at 11 a.m., on second call, in order to resolve on the following Agenda:

(i)                      Increase of the limit of the Company's authorized capital, with the consequent change in the wording of article 5 of the Company's Bylaws;

(ii)                    Amendment of paragraph 1 of Article 2 of the Company's Bylaws, in order to include activity carried out by the Company within the scope of its corporate purpose;

(iii)                  Change in the number of Co-Vice-Presidents and the competence to appoint the Chairman and Vice-Chairman of the Board of Directors, with the consequent exclusion of paragraph “iii” of Article 8 of the Bylaws and change in the wording of the Articles 8, 13 and 15 and paragraph 1 of Article 14 of the Bylaws; and

(iv)                  Consolidation of the Company's Bylaws to reflect the changes proposed above.

We hereby inform that all documents related to the resolutions that will be voted on at General Meeting called hereby available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the General Meeting, including the Management Proposal and disclosed on this date (“Management Proposal”).

Participation in the General Meeting via electronic system:

Shareholders who wish to participate in the General Meeting through the digital platform must access the electronic https://tenmeetings.com.br/assembleia/portal_/#/?id=32A74C760E64, complete their registration and attach all documents necessary for your qualification to participate and/or vote in the General Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the General Meeting, that is, until January 20, 2023. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative;

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the General Meeting by means of a distance voting ballot:

Pursuant to Article 49 of Instruction No. 81 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as amended, the voting instructions received by the Company through the distance voting ballots sent for the 1st call of the General Meeting, held on January 11, 2024, shall be considered.

São Paulo, January 12, 2024.

Jean-Charles Henri Naouri

Presidente do Conselho de Administração

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 12, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.